Exhibit 1

In the District Court, Central District

In the matter of:	Vuance Ltd.
Company number:	520044074
Address:	1 Hamaalit, Sharon Industrial Park, Kadima
For the Company:	By the Shnitzer, Gotlieb, Samet & Co. Law Firm
Tel: 03-6113000
Fax: 03-6113001
Address: Beit Gibor Sport - 7 Menachem Begin Road, Ramat Gan – 52521

Notice of the convening of a Creditors’ Meeting according to the Companies Regulations (Request for a compromise or arrangement), 5762 – 2002

In accordance with the decision of the Hon. District Court, Central District, in Case PRK 10-11-7047 of December 16, 2010, instructing that a creditors’ meeting be convened for the purpose of approving a debt arrangement with the Company, I am to advise as follows:

A meeting of unsecured creditors of the Company will be held at the offices of the Company at 1 Hamaalit Street, Sharon Industrial Park, Kadima, on January 9, 2011, at 9 a.m.

A meeting of preferential creditors of the Company will be held at the offices of the Company at 1 Hamaalit Street, Sharon Industrial Park, Kadima, on January 9, 2011, at 9:30 a.m.

A meeting of secured creditors of the Company will be held at the offices of the Company at 1 Hamaalit Street, Sharon Industrial Park, Kadima, on January 9, 2011, at 10 a.m.

Any creditor (secured, unsecured or preferential) who was a creditor of the Company on August 10, 2010, and is a creditor of the Company (with respect to the same debt) on December 17, 2010  (hereinafter: Creditor in the Arrangement), who is interested in participating in the Meeting and expressing his position about the proposed arrangement, must present a claim of debt not later than January 6, 2011, at the offices of the Company or at the offices of the attorneys of the Company.

A Creditor in the Arrangement (secured, unsecured or preferential) who has not received a copy of the proposed arrangement may peruse the proposed arrangement at the offices of the Company or at the offices of the attorneys of the Company.

A Creditor in the Arrangement may also advise of his consent or opposition to the Creditors’ Arrangement by sending the voting slip by facsimile or by mail to the offices of the Company or to the attorneys of the Company.

Likewise, a Creditor in the Arrangement may take part in the Meeting and vote through a proxy who holds a valid power-of-attorney, lawfully authenticated by an attorney.

Powers-of-Attorney and/or notifications regarding consent or opposition to the Arrangement shall be submitted to the offices of the Company or of the attorneys of the Company by January 7, 2011.

Claim of debt forms, a consent or objection to the Arrangement form and a power-of-attorney form for the purpose of his representation at the Meeting may be obtained at the offices of the Company or at the offices of its attorneys, with prior coordination.

                                                                                                                     Vuance Ltd.